news release

Zi technology to be key enabler of 3G services

Survey group concludes Qix™ software positively impacts device & service usability

London, UK and Calgary, AB, Canada - October 10, 2005 - Zi Corporation (Nasdaq: ZICA), (TSX: ZIC), the only single-vendor of intelligent interface solutions, will be showcasing its range of innovative multi-modal input technologies and will share recent usability findings at this week's.Smartphone Show by Symbian (11-12 October, ExCel Centre, London). Zi's technology is backed by recent findings from user groups indicating Zi's Qix™ service discovery engine makes devices more usable. And, it is well known in the mobile industry that usability drives usage which drives average revenue per user. Thus, industry leaders are seeing Qix as a key enabler of the take up of innovative 3G services.

In September, user groups trialed Zi's Qix software. The study revealed that:

  Majority of respondents commented that complex tasks such as accessing the Internet, or applications on the handset were made simple using Qix and the likelihood of them trying these applications increased.

  Voice centric users indicated that text messaging is much easier when using Qix with comments such as "I like that it would make my life easier to send a text message."

  Augmenting the mobile phone menu system for easier access to phone features and services will likely improve user perceptions and habits.

Zi will be giving personal demonstrations of Qix live on Stand 83. In addition to showcasing its leading product range including eZiTap™ intelligent multi-tap entry, eZiText® one-touch prediction and Decuma® natural handwriting recognition, Zi will be contributing to the technical seminars which are an important part of the Smartphone event. These seminars will provide a key learning opportunity and the chance to see the latest phones, software developments and applications demonstrated.

Jacques LaPointe, Director of Product Management at Zi Corporation, will be discussing the key findings of the research in his seminar presentation entitled: "Augmenting the UI to Increase Usability, and Encourage Service and Application Usage in the 3G Environment". LaPointe will be speaking at 1 pm on Tuesday 11 October.

LaPointe will be sharing some of the results of the new third party focus group study on Zi's new Qix service discovery engine. "The study illustrates how in today's emerging 3G and data-centric environment, voice centric users are still struggling with simple phone functions and services and are stubbornly clinging solely to voice usage," said LaPointe. "Using Qix, the study provides evidence that improving the user interface with out-of-the-box thinking beyond the traditionally structured menu and icon systems will change user perceptions and lead to increased ease of use."

The highlight of the Zi stand (Stand number 83) will be the availability of download versions of some of its technologies for Symbian OS devices to show attendees. Downloads include eZiText - advanced predictive text for the 12 button keypad (for select Nokia Series 60 handsets), eZiTap FEP - predictive keyboard entry and Decuma - natural handwriting recognition (both for Sony Ericsson P800/900/910 UIQ smartphones). Normally available for US$19.95 through Handango, Zi will be offering free downloads of these product to visitors to the Smartphone Show.

For media interviews or tours at the Smartphone Show, please contact Brian Dolby or Bethany Caldwell at GBCS PR on +44 (0) 115 948 6901 or e-mail brian@gbcspr.com or bethany@gbcspr.com. For customer or partner meetings, please contact Linda Wu at Zi Corporation at lwu@zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

GBCS PR (media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300